UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF) 02.558.157/0001-62

Company Registry (NIRE) 35.3.001.5881-4

NOTICE TO THE MARKET

RECALCULATION OF THE AMOUNT OF INTEREST ON CAPITAL AND

INTERIM DIVIDENDS DELIBERATED ON DECEMBER 09, 2022

In continuity to the Notice to Shareholders of December 09, 2022, published in the editions of December 10, 11 and 12, 2022 of the newspaper Valor Econômico, Telefônica Brasil S.A. ("Company") announces to its shareholders that due to acquisitions made under the Company’s Share Buyback Program, the amounts per share for the Interest on Capital and Interim Dividends deliberated by the Board of Directors on December 09, 2022 are now changed as follows:

From:

Type of Payment	Declaration Date	Shareholding Position	Gross Amount per Share (R$)	Withholding Income Tax (15%)	Net Amount per Share (R$)
Interest on Capital	12/09/2022	12/29/2022	0.42940582345	0.06441087352	0.36499494993

To:

Type of Payment	Declaration Date	Shareholding Position	Gross Amount per Share (R$)	Withholding Income Tax (15%)	Net Amount per Share (R$)
Interest on Capital	12/09/2022	12/29/2022	0.42980199393	0.06447029909	0.36533169484

The IoC will be paid individually to each shareholder, based on the shareholding position in the Company’s records at the end of December 29, 2022. After this date, the shares will be traded as “ex-interest”. The payment shall be executed by July 31, 2023, in a date yet to be defined by the Company’s Board.

From:

Type of Payment	Declaration Date	Shareholding Position	Net Amount per Share (R$)
Interim Dividends	12/09/2022	12/29/2022	0.60056758525

TELEFÔNICA BRASIL S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF) 02.558.157/0001-62

Company Registry (NIRE) 35.3.001.5881-4

To:

Type of Payment	Declaration Date	Shareholding Position	Net Amount per Share (R$)
Interim Dividends	12/09/2022	12/29/2022	0.60112166983

The payment of Interim Dividends will be executed individually to each shareholder, based on the shareholding position in the Company’s records at the end of December 29, 2022. After this date, the shares will be considered as “ex-Dividends”. The payment shall be made by October 31, 2023, in a date yet to be defined by the Company’s Board.

São Paulo, December 29, 2022.

David Melcon Sanchez-Friera CFO and Investor Relations Officer Telefônica Brasil – Investor Relations Tel: +55 11 3430-3687 E-mail: ir.br@telefonica.com www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 29, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director